SECURITII ISSION

02021204

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SEC FILE NUMBER
8-25463

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR - 1 2002
513

NAME OF BROKER - DEALER:

Nathan & Lewis Securities, Inc.
[redacted]

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Madison Avenue
(No. and Street)

New York (City) New York (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sherwood P. Larkin (212) 354-8800
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center (Address) New York (City) New York (State) 10281-1414 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

NATHAN & LEWIS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 1,887,499
Cash and securities segregated pursuant to Federal regulations	2,658,811
Commissions receivable	6,395,887
Receivable from brokers, mutual funds and clearing organizations	1,234,216
Securities owned, at market value	10,813,862
Fixed assets, at cost, net of accumulated depreciation and amortization of $6,319,840	2,820,088
Prepaid expenses	512,569
Receivable from affiliates	45,846
Goodwill, net of accumulated amortization of $8,616,600	14,881,400
Other assets	2,738,133
	$43,988,311

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Commissions payable	$ 8,498,113
Due to Parent and affiliates	4,020,052
Due to customers	382,526
Securities sold but not yet purchased, at market value	148,411
Payable to brokers and mutual funds	222,139
Accrued expenses and other liabilities	2,158,245
Total liabilities	15,429,486
STOCKHOLDER'S EQUITY:	
Common stock, $.01 par value; authorized, 200 shares; outstanding, 10 shares	1
Additional paid-in capital	28,629,805
Accumulated deficit	(70,981)
Total stockholder's equity	28,558,825
	$43,988,311

See notes to financial statements.